Prudential Investments Funds

Target Funds

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

September 24, 2014

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement on Schedule 14A

To the Securities and Exchange Commission:

On behalf of the registrants which, together, comprise the Prudential Investments Funds and the Target Funds (each, a “Fund,” and collectively referred to as the “Funds”), we are responding herewith to telephone comments given by Mr. Asen Parachkevov of the SEC staff (the “Staff”) on September 22, 2014 with respect to a preliminary joint proxy statement filed by the Funds on Schedule 14A on September 12, 2014.

As discussed with Mr. Parachkevov, because a substantially similar preliminary joint proxy statement was also filed on September 12, 2014 by the Prudential Variable Contract Accounts, the comments furnished by the Staff will be considered applicable to both proxy statements as relevant, and any corresponding revisions made in response to Staff comments will be incorporated into the definitive versions of both proxy statements.

1.	Comment
In the Question and Answer (Q&A) section of the proxy statement, in the question pertaining to the proposed re-designation of the Funds’ investment objectives as non-fundamental policies, please clarify the amount of advance notice that shareholders will receive in the event that the corresponding proposal is approved and a change in a Fund’s investment objective without shareholder approval is planned.

Response
We have clarified the answer to this question, to indicate that shareholders will be provided with 60-day advance notice before a change in a Fund’s investment objective is implemented.

2.	Comment
In the Question and Answer (Q&A) section of the proxy statement, in the question titled “How Do I Vote My Shares,” please include an explanation that a shareholder may revoke a previously submitted proxy at any time prior to the Meeting, or, in –person at the Meeting.

Response
The answer has been clarified accordingly.

3.	Comment
In the proposal to elect trustees/ directors, please confirm that the professional biographical information for each of the nominees has been furnished for the required 5-year time period.

Response
The professional biographical information for each nominee has been furnished for the required 5-year time period.

4.	Comment
In the proposal to elect trustees/directors, please confirm that there is disclosure explaining whether or not representatives of KPMG LLP will be present at the shareholder meeting.

Response
The proxy statement includes disclosure explaining that representatives of KPMG LLP are not expected to be present at the shareholder meeting.

5.	Comment
In the section of the proxy statement entitled “Voting Information,” please provide the authority or support for the following statement: “If any nominee for the Fund Boards should withdraw or otherwise become unavailable for election, your Shares will be voted in favor of such other nominee or nominees as management may recommend.”

Response
The disclosure has been revised to delete the reference to “management,” and instead to state that the Board shall determine if another individual or individuals would be nominated and for the votes cast to be voted in favor of such other individual or individuals.

6.	Comment
In the section of the proxy statement entitled “Additional Information: Proxy Costs,” please disclose the estimated dollar amount of proxy costs, fees and expenses to be incurred by the Funds, and the estimated dollar amount of proxy costs, fees and expenses to be incurred by the Funds’ manager.

Response
The section has been revised to identify the estimated dollar amounts of expenses to be borne by both the Funds and by the Funds’ manager.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the proxy statement, (ii) SEC staff comments or changes to disclosure in the proxy statement in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the proxy statement; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

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